SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 1, 2004

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1 June, 2005

Dublin, Ireland - 1 June, 2005: Jefferson Smurfit Group (JSG) today announced the disposal of assets comprising The Kildare Hotel & Country Club (KHCC) and the site of the former Clonskeagh paper mill to a group of investors which includes Dr. Michael Smurfit.  The proceeds, amounting to €115 million, will be applied to debt paydown.

This transaction has been unanimously approved by the independent Board members, having satisfied themselves that the transaction represented fair market value, and by JSG’s shareholders including Madison Dearborn Partners.

Gary McGann, JSG’s CEO, in welcoming the sale, commented “The timely disposal of KHCC continues our established strategy of monetising non-core assets. This disposal provides further benefit to JSG in the form of reduced debt levels and lower debt servicing costs. It also continues our objective of further sharpening our strategic and operational focus.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: June 1, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer